April 3, 2025

Christopher Eperjesy
Chief Financial Officer
Custom Truck One Source, Inc.
7701 Independence Ave
Kansas City, MO 64125

       Re: Custom Truck One Source, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 1-38186
Dear Christopher Eperjesy:

        We have completed our review of your filings. Please note that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your analysis or conclusions regarding your non-GAAP presentation. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services